SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 6, 2004

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o No: y

Enclosure:

A copy of the clarificatory letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the news article published in today’s issue of The Philippine Star entitled “PLDT revives bid to acquire majority stake in GMA-7”.

January 6, 2004

SECURITIES & EXCHANGE COMMISSION

Corporate Finance Department

SEC Building, EDSA

Mandaluyong City

Attention : Atty. Justina F. Callangan

Director, Corporate Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17 1(b) of the Securities Regulation Code, we are submitting herewith five (5) copies of our letter dated January 6, 2004 to the Philippine Stock Exchange, Inc. (“PSE”) in connection with the news article entitled “PLDT revives bid to acquire majority stake in GMA-7” published in today’s issue of The Philippine Star (Internet Edition).

Thank you.

Very truly yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Enc.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

1.                  6 January 2004

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664; 814-3552

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 of the Securities Regulation Code

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a copy of our letter to the Philippine Stock Exchange, Inc. (“PSE”) dated January 6, 2004 in connection with the news article entitled “PLDT revives bid to acquire majority stake in GMA-7” published in today’s issue of The Philippine Star (Internet Edition).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: 6 January 2004

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

January 6, 2004	SECURITY CODE: CM-040

The Philippine Stock Exchange

Listing and Disclosure Group

4th Floor Philippine Stock Exchange Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Mr. Jose G. Cervantes

Senior Vice President

Ladies and Gentlemen:

We refer to your fax letter of even date requesting for written clarification of the news article published in today’s issue (6th January) of the Philippine Star, stating that Smart Communications, Inc. (Smart) is seeking to acquire a majority stake in GMA Network Inc. We would like to state that Smart is not engaged in any discussions with GMA-7 or with any other television network for that purpose.

Attached is a copy of Smart’s statement on this matter.

Thank you.

Very truly yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Enc.

ATTN:	NewsRelease Contact: Mon Isberto/Public Affairs 511-3101 http://www.smart.com.ph

FOR IMMEDIATE DISTRIBUTION

January 6, 2004

On reported plan to acquire GMA7

This refers to a news report published in today's issue (6th January) of The Philippine Star that cited unnamed sources as stating that Smart Communications, Inc. (Smart) is seeking to acquire a majority stake in GMA Network Inc. We would like to state that Smart is not engaged in any discussions with GMA7 or with any other television network for that purpose."

Ramon R. Isberto.

Head, Public Affairs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: January 6, 2004